Straight Teeth Solutions, Inc.
Florida Corporation

Financial Statements (Unaudited)
and Independent Accountant's Review Report
December 31, 2021 and 2020

SARTORI CPA PA

3851 Falcon Ridge Circle, Weston, Florida 33331

Ph: (954) 309-1109   sartori@sartoriusa.com   www.sartoriusa.com

To the Board of Directors of
Straight Teeth Solutions, Inc.
Palm City, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

I have reviewed the accompanying financial statements of Straight Teeth Solutions, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of Straight Teeth Solutions, Inc. and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Bruno Sartori

Sartori CPA PA

Fort Lauderdale, Florida
March 1, 2022

STRAIGHT TEETH SOLUTIONS INC.
Balance Sheets (UNAUDITED)
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets:		
Cash	$ 552,251	$ 102,940
Accounts receivable	411	862
Total current assets	552,662	103,802
TOTAL ASSETS	$ 552,662	$ 103,802
	================	===========
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 33,025	$ 7,960
Commissions payable-Josh Bolinger	53,000	-
Accrued salaries	204,092	
SBA disaster loan	37,000	2,000
Total current liabilities	327,117	9,960
Stockholders' equity:		
Common stock, Class A - $0.00001 par value, 10,000,000 shares authorized		
7,388,715 and 6,505,000 shares issued and outstanding respectively	74	65
Common stock Class B - $0.00001 par value 1,500,000 shares authorized	-	-
Additional paid-in capital	1,150,000	490,000
Accumulated deficit	(924,529)	(396,223)
Total stockholders' equity	225,545	93,842
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 552,662	$ 103,802
	================	===========

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

STRAIGHT TEETH SOLUTIONS INC.

Statements of Operations - Unaudited

For the years ended December 31, 2021 and 2020

	2021	2020
Net sales	$ 109,972	$ 119,291
Cost of sales	81,455	56,242
Gross profit	28,517	63,049
Costs and expenses:		
Salaries and employee benefits	365,956	80,126
Selling, general and administrative	151,001	79,001
Web application design	17,126	195,925
Advertising and marketing	35,264	84,297
Customer/doctor support	15,053	19,917
Total costs and expenses	584,400	459,266
Net Income from Operations	$ (555,883)	$ (396,217)
Gain from Extinguishment of Debt (PPP loan)	27,577	-
Net Income	$ (528,306)	$ (396,217)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Page -3-

STRAIGHT TEETH SOLUTIONS INC.

Statements of Changes in
Stockholders 'Equity - Unaudited

| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Par Value	Capital	Deficit	Total
Balance -January 1, 2020	8,000,000	$ 80	$ -	$ (6)	74
Issuance of common shares	1,005,000	10	490,000	-	490,010
Shares cancelled	(2,500,000)	(25)	-	-	(25)
Net loss	-	-	-	(396,217)	(396,217)
Balance - December 31, 2020	6,505,000	$ 65	$ 490,000	$ (396,223)	$ 93,842
Issuance of common shares	888,715	9	660,000	-	660,009
Shares cancelled	(5,000)	(0.05)	-	-	(0.05)
Net loss	-	-	-	(528,306)	(528,306)
Balance - December 31, 2021	7,388,715	$ 74	$ 1,150,000	$ (924,529)	$ 225,545

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STRAIGHT TEETH SOLUTIONS INC.
Statements of Cash Flows - Unaudited
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (528,306)	$ (396,217)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	452	(862)
Increase (decrease) in accounts payable	25,065	(13,540)
Increase (decrease) in commission payable-Josh Bolinger	53,000	-
Increase (decrease) in accrued salaries	204,092	-
Increase (decrease) - SBA Loan	35,000	2,000
Net cash used in operating activities	$ (210,697)	$ (408,619)
Cash flows from financing activities:		
Common stock issued for cash	9	10
Additional paid in capital	660,000	490,000
Common stock cancelled	(1)	(25)
Net cash (used in) provided by financing activities	$ 660,008	$ 489,985
Net (decrease) increase in cash	449,311	81,366
Cash - beginning of period	102,940	21,574
Cash - end of period	$ 552,251	$ 102,940

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

Straight Teeth Solutions, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2021 and 2020 and for the years then ended

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NOTE 1: NATURE OF OPERATIONS

Straight Teeth Solution, Inc. (the "Company"), is a corporation formed on June 6, 2019 under the laws of Florida. The Company provides high quality, doctor directed, and affordable orthodontic aligner solutions directly to the consumer. The Company has not fully developed and implemented all of its planned operational activities and revenues are limited. The Company is dependent upon additional capital resources in order to operate in accordance with its operational plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivable at December 31, 2020 were $862. There were no associated allowances for doubtful accounts established as of December 31, 2020 or 2019.

Straight Teeth Solutions, Inc
Notes to Consolidated Financial Statements (unaudited)
As of December 31, 2021 and 2020 and for the years then ended
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Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company expects to collect revenue upon sale and recognize the revenue when the item has shipped.

NOTE 3: STOCKHOLDERS' EQUITY/(DEFICIT)

On June 6, 2019, Straight Teeth Solutions, Inc., a Florida corporation, was formed. Straight Teeth Solutions, Inc. authorized 10,000,000 shares of Class A common stock with a par value of $0.00001 per Class A common stock share. As of December 31, 2021, 7,388,715 shares of Class A common stock were outstanding.

On August 31, 2021 the Company authorized 1,500,000 of Class B common stock with par value of $0.00001 designated for issuance in favor of NetCapital as a success fee for crowdfunding. The funding has not been completed and no Class B common stock has been issued.

NOTE 4: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 5: SUBSEQUENT EVENTS

On December 31, 2021 the Company owed Josh Bolinger, an officer of the Company $53,000 for commissions. On January 5, 2022 the commission payable to Josh Bolinger was converted to a Note Payable in the amount of $53,000 with a maturity date of January 5, 2023.

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